Exhibit 99.1

Maris-Tech Announces Financial Results and Net Profit for the Six Months Ended June 30, 2024

Revenues for the six-months ended June 30, 2024 were approximately $3.4 million, an increase of approximately 620% compared to the same period in 2023

Rehovot, Israel, Aug. 28, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris- Tech” or the “Company”), a global leader in video and artificial intelligence (AI) based edge computing technology, today announced its financial results for the six months ended June 30, 2024.

Revenues for the six-month ended June 30, 2024, were approximately $3.4 million, an increase of approximately 620% compared to the same six-month period in 2023.

Gross profit for the six-month ended June 30, 2024 was approximately $1.9 million, compared to a gross loss of approximately $0.2 million for the same six-month period in 2023.

Net profit for the six-month ended June 30, 2024 was approximately $132 thousand, compared to a net loss of approximately $2.3 million for the same six-month period in 2023.

Net profit per ordinary share for the six-month period ended June 30, 2024 was $0.02, compared to net loss per ordinary share of $0.29 for the same six-month period in 2023.

Working capital as of June 30, 2024 was approximately $7.0 million, compared to approximately $7.3 million as of December 31, 2023.

We expect that our existing cash and cash equivalents and our short-term bank deposits as of June 30, 2024, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months.

Our backlog as of June 30, 2024 and August 28, 2024 was approximately $10.0 million and $10.5 million, respectively. We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized, and we consider valid. The backlog consists of executed purchase orders from new customers and existing customers with which we have had long-standing relationships and from governmental agencies.

Israel Bar, Chief Executive Officer of Maris-Tech, stated, “The first half of 2024 has been a period of significant advancement for Maris-Tech. We’ve not only achieved record-breaking financial results but also forged strategic partnerships and secured pivotal contracts that position us at the forefront of video edge computing technology. The Company’s impressive revenue growth this period validates our strategic focus on the defense industry, demonstrating that Maris-Tech’s innovative solutions are significantly enhancing safety and operational efficiency in modern combat scenarios.”

Key Highlights for the Six Months Ended June 30, 2024

Strategic Collaboration: Entered into a collaboration with Renesas Electronics Corporation, one of the world’s largest semiconductor manufacturers, and accepted into Renesas’ Preferred Partner Program. We believe this collaboration and Preferred Partner status enables us to spearhead the advancement of edge computing solutions, aligning with both companies’ dedication to innovation across crucial markets.

Defense Sector Growth: Secured multiple defense purchase orders, including a $415,800 purchase order for Jupiter-Nano for armored vehicles, $110,000 purchase order for a Mars-based product for intelligence gathering and other defense applications, $225,000 purchase order for a Uranus-based video payload solution for drone platforms, and $957,000 purchase order for a customized solution that provides armored and autonomous vehicles with enhanced situational awareness.

Optics and Photonics Collaboration: Integrated critical firmware and hardware to support AI algorithms embedded in LightPath’s Infrared Cameras showcases our commitment to pushing the boundaries of AI-embedded optical solutions.

Mr. Bar added, “Maris-Tech continues to develop groundbreaking solutions for new projects while expanding into emerging markets and territories. Our focused marketing efforts have resulted in increased interest and new orders from our valued customers. Looking ahead, we are poised for accelerated growth, aiming to penetrate new markets and attract a diverse customer base. We thank our customers, employees, investors and partners for their continued support and trust, which drives us to continuously innovate and grow”.

For more information regarding our financial results for the six month period ended June 30, 2024, please see Maris-Tech’s Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”), on August 28, 2024.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based Edge Computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, HLS and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”, “may”, “should”, “could”, “seek, “intend”, “plan “, “goal “, “estimate “, “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our expectation that our existing cash and cash equivalents and our short-term bank deposits as of June 30, 2024, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months; the future development of products and solutions, new projects and cooperation agreements; the ability of our solutions to significantly enhance safety and operation efficiency in modern combat scenarios; our expansion into emerging markets and territories; and our plans to penetrate new markets and attract a diverse customer base. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com

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